FOIA CONFIDENTIAL TREATMENT REQUESTED

March 13, 2013

VIA EDGAR

To:                             United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Re:                             Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”)

Schedule TO-T filed on February 20, 2013

Filed by Banco Invex S.A., Institución de Banca Múltiple,

Invex Grupo Financiero, as Trustee for Trust Number 1387 (“Trust”)

File No. 5-83794

Dear Ms. Kim:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your comment letter dated March 1, 2013 (the “Comment Letter”) with respect to the above-referenced Tender Offer Statement on Schedule TO-T (the “Schedule TO-T”) filed with the SEC on February 20, 2013 (File No. 5-83794). Enclosed herewith is a copy of Amendment No. 1 to the Schedule TO-T.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Purchaser is requesting confidential treatment.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

In accordance with Rule 83, the Purchaser requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by the Purchaser.” and each page is marked for the record with the identifying numbers and code “VC-001” through “VC-011.”

For purposes of this Letter, the term “Purchaser” means the Trust, acting through its Trustee, together with Ventura Capital Privado S.A. de C.V. (“Ventura Capital”), Javier Molinar Horcasitas (“Javier Molinar”) and Enrique Castillo Sanchéz Mejorada (“Enrique Castillo”).

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Our responses on behalf of the Purchaser to your comments are reflected below. We have restated the substance of your comments for your ease of reference.  The numbered paragraphs and headings below correspond to the numbered paragraphs and headings set forth in the Comment Letter. For your convenience, the Staff’s comments are set forth in italics below followed by our responses.

Schedule TO-T.

1. Please file the Mandate Letter, dated July 13, 2012 and Exhibit A to the Recapitalization Agreement as exhibits to the Schedule TO.

Response #1: A translation of the Mandate Letter, dated July 13, 2012 and Exhibit A to the Recapitalization Agreement, which is a form of mandate letter, have been filed as requested.

Offer to Purchase — General.

2. Please advise us as to whether Ventura Capital Privado, Trust Number 1387, and the beneficiaries of Trust Number 1387 should be included as bidders in the Offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. The determination of who is the bidder does not necessarily stop at the entity used to make the offer and purchase the securities. Rule 14d-1(c)(1) also requires persons “on whose behalf” the tender offer is being made to be included as bidders. In this regard, we note that Ventura Capital initiated and negotiated the tender offer and exchange offer with Maxcom and executed the Agreements to Tender and the Recapitalization Agreement. The Trust was formed only after the terms of the tender offer had been determined and approved by Maxcom’s board. In addition, it appears that the beneficiaries of the Trust and Ventura formed the Trust and will be providing the financing for the tender offer. Please note that adding new bidders may require you to extend the offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Response #2:  We have considered whether Ventura Capital Privado S.A. de C.V. (“Ventura Capital”), the Trust and the beneficiaries of the trust should be included as bidders in the tender offer and have concluded for the reasons set forth below that Ventura Capital, Javier Molinar and Enrique Castillo should be identified as co-bidders, based on the current facts and circumstances. In reaching this conclusion, we noted that Rule 14d-1(g)(2) of Regulation 14D defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”). Accordingly, the filing parties have revised the Schedule TO-T to add these co-bidders and provide the disclosure required by Item 3 of Schedule TO-T and Item 1003(a)-(c) of Regulation M-A. While the Schedule TO-T has been amended to include the co-bidders, we do not believe that the addition of Ventura Capital, Javier Molinar and Enrique Castillo, the individual principals of Ventura Capital, as co-bidders is a material change in the information that would require dissemination of new offering materials or an extension of the offer period, because information about each of their roles was previously disclosed in the U.S. Offer to Purchase, in the “Background of the Offers; Past Contacts, Transactions, Negotiations and Agreements” section (the “Background Section”) and in “Annex I” of the U.S. Offer to Purchase dated February 20, 2013 (“U.S. Offer to Purchase”) attached as Exhibit (a)(1)(A) to Schedule TO-T.  We believe that adding Ventura Capital, Javier Molinar and Enrique Castillo would not provide security holders with any additional material information regarding the tender offer, for the reasons discussed below.

Factors highlighted in the Outline include:

• Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

Javier Molinar and Enrique Castillo, as the principals of Ventura Capital, initiated, structured and directly negotiated every substantial step of the tender offer, from the first informal conversations to the formation of the Trust and execution of the agreements. As previously disclosed in the Background Section of Schedule TO-T, Javier Molinar and Enrique Castillo as the principals of Ventura Capital (i) led the first discussions and negotiations with the representatives of Maxcom regarding the tender offer; (ii) negotiated the Non-Disclosure Agreement dated July 12, 2012, pursuant to which Ventura Capital agreed to maintain confidentiality with respect to non-public information provided to Ventura Capital in connection with its evaluation of a possible transaction; (iii) caused Ventura Capital and its advisors to conduct legal and business due diligence; (iv) negotiated the Mandate Letter dated July 13, 2012 (“Mandate Letter”), under which Ventura Capital was appointed to act as agent on behalf of the beneficiaries of the Trust and began the process of organizing the Trust to act as purchaser; (v) entered into negotiations with certain Maxcom shareholders holding 44.29% of the Securities (as defined in the U.S. Offer to Purchase) who, under agreements to tender (“Agreements to Tender”), and subject to certain conditions, agreed to tender their Securities upon the completion of the tender offer; and (vi) negotiated the Recapitalization Agreement dated December 4, 2012 pursuant to which the parties conditioned the tender offer upon the consummation of the concurrent Exchange Offer (as defined therein). No other entity or person was involved or participated in the initiation, structuring and negotiation of the tender offer.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

The filing parties respectfully advise the Staff that they do not believe that the beneficiaries of the Trust listed on Annex I (other than Javier Molinar and Enrique Castillo) (together, the “Non-Bidding Entities”) are bidders for purposes of Regulation 14D and the Outline. The Non-Bidding Entities are passive investors which did not participate or play a significant role in the initiation, structuring or negotiation of the tender offer.

• Does the person control the named bidder, directly or indirectly?

As further discussed in the response to comment #11, the Trust, which is the named bidder, is governed by a “technical committee”. This technical committee is comprised of Javier Molinar and Enrique Castillo. Therefore, Javier Molinar and Enrique Castillo have the power to instruct the Trustee to act in connection with, but not limited to: (i) acquisition, disposition, voting rights and any other beneficial ownership of the Securities, (ii) investment decisions concerning the assets of the Trust, (iii) termination of the Trust in accordance with applicable law, and (iv) any other matters related to the Trust and to the terms and conditions of the Trust Agreement.  Javier Molinar and Enrique Castillo are the sole shareholders and principals of Ventura Capital. Also, they are the sole members of the technical committee of the Trust. No other entity or person (including the other beneficiaries of the Trust) has any level of participation in the day-to-day management of the Trust.

• To what extent did or does the person control the terms of the offer?

As noted above, Javier Molinar and Enrique Castillo, as the sole shareholders and principals of Ventura Capital, initiated, structured and directly negotiated every substantial step of the tender offer, from the first informal conversations to the formation of the Trust and execution of the agreements. In addition, they are the only members of the technical committee of the Trust and therefore, have the sole power to instruct the Trust, through the Trustee, to act as the named bidder in connection with the tender offer launched, simultaneously in U.S. and in Mexico. No other entity or person (including the other beneficiaries of the Trust) has any ability to control the terms of the tender offer or to waive or modify the terms and conditions of the tender offer.

• Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

Javier Molinar and Enrique Castillo are providing a significant portion of the financing for the tender offer, as further discussed in the response to comment #4. Although the other beneficiaries are providing financing for the tender offer, they had no participation in the structuring and negotiation of the terms and conditions of the tender offer and have no participation in the day-to-day management decisions of the Trust.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

• Did the person form the nominal bidder, or cause it to be formed?

Once Javier Molinar and Enrique Castillo had established Maxcom’s interest in pursuing the transactions contemplated by the Recapitalization Agreement, they began the process of organizing the Trust to act as the nominal bidder. As previously disclosed in the Summary Term Sheet of the U.S. Offer to Purchase (“Summary Term Sheet”) and in the Background Section, the Trust is a trust organized and existing under the laws of the United Mexican States and Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero is acting as Trustee for the Trust. As mentioned above, once Javier Molinar and Enrique Castillo had established Maxcom’s interest in pursuing the transactions with Maxcom, they began the process of organizing the Trust to act as the named bidder in the tender offer to be launched, simultaneously in the U.S. and in Mexico. The Trust was formed under the “Contrato de Fideicomiso No 1387” (the “Trust Agreement”) dated December 18, 2012 among the Trustee and the beneficiaries of the Trust.  The Trust is the legal entity that will own the Shares (as defined in the U.S. Offer to Purchase) following the tender offer and as such, it was the named bidder in the initial filing, consistent with the Mexican tender offer.  As a legal entity, only the Trustee has the legal authority to act on behalf of the Trust.  The Trust was formed to facilitate the purchase of the Shares by the principals of Ventura Capital, Javier Molinar and Enrique Castillo, who invited their business associates and those associates’ families to participate in the purchase.  This type of trust structure is a commonly-used investment vehicle in Mexico. The other beneficiaries of the Trust are prestigious Mexican business men, each with their own area of expertise, and members of their families. These additional beneficiaries, however, are passive investors only, who did not participate in the structuring and negotiation of the tender offer and will not participate in the day-to-day management decisions of the Trust. The technical committee of the Trust is comprised of Javier Molinar and Enrique Castillo and they are the only individuals that will participate in the day-to-day management decisions of the Trust. No other entity or person (including the additional beneficiaries) has played a role in the structuring and formation of the Trust.

• Is the person acting together with the named bidder?

As mentioned above, once Javier Molinar and Enrique Castillo had established Maxcom’s interest in pursuing the transactions with Maxcom, they began the process of organizing the Trust to act as purchaser. The formation of the Trust was done to facilitate the purchase of the Shares by the principals of Ventura Capital, Javier Molinar and Enrique Castillo. In addition, as the only members of the technical committee of the Trust, they have sole power to instruct the Trustee to act, on behalf of the Trust, in connection with the tender offer. Neither the Non-Bidding Entities nor any other entity or person has power to interact with the Trustee in connection with the tender offer.

• Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

While there are several beneficiaries that may contribute to the financing of the Trust in order to benefit from the investment, the investment is driven by Javier Molinar and Enrique Castillo, the members of the Trust’s technical committee which is its governing body. The Trust will be the holder of the tendered Securities following the tender offer, however, Javier Molinar and Enrique Castillo, as members of the technical committee, are the beneficial owners for purposes of Regulation 13D-G.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

The filing parties respectfully advise the Staff that they do not believe that the Non-Bidding Entities are bidders for purposes of Regulation 14D and the Outline. As defined in Rule 14d-1(g)(2), a bidder is “any person who makes a tender offer or on whose behalf a tender offer is made”. The Non-Bidding Entities are not making the tender offer, and the tender offer is not made on their behalf. Instead, the tender offer is made by the filing parties and the co-bidders. Moreover, as noted above, the information regarding Ventura Capital, Javier Molinar and Enrique Castillo and their relationship with the Trust and Maxcom and their role in the tender offer was previously disclosed in the Schedule TO-T filed February 18, 2013 and therefore, the addition of Ventura Capital, Javier Molinar and Enrique Castillo as co-bidders of the Trust, does not constitute a material change that would require dissemination of new offering materials or an extension of the offer period (and, while not dispositive, we note that there are still 10 business days remaining in the offer period).

While the Outline states that one or two of these factors may control the determination of who is the bidder, we believe that the sum of these factors weighs in favor of the conclusion that we have reached herein.

Summary Term Sheet - Who is offering to buy my Securities, page 6.

3. Please revise to describe the Trust and the beneficiaries of the Trust.

Response #3:   We understand that the abovementioned refers to the bidders of the tender offer. Therefore, while the beneficiaries of the Trust are described in Response 4, here the disclosure has been revised to include the co-bidders.

Summary Term Sheet - Does Purchaser have the financial resources to make payment, page 7.

4. Please revise to clarify that the beneficiaries of the trust have contributed the cash to purchase the tendered securities. Please also revise to state the specific source of funds by identifying the beneficiaries and the amounts contributed by each of them. Refer to Item 1007(a) of Regulation M-A.

Response #4:  The Purchaser has revised the disclosure to clarify that the Trust will have sufficient cash or other sources of immediately available funds to finance the entire purchase price for all of the Securities tendered pursuant to the U.S. Offer to Purchase. The total contribution will vary depending on the amount of Securities actually tendered. We estimate a transaction value of US$ 60,156,084.71. [***].

Summary Term Sheet - Do you currently own any amount of Maxcom’s securities, page 7

5. Please revise to clarify whether the Trust or any of the beneficiaries of the Trust own any of Maxcom’s securities.

Response #5:  The Purchaser has revised the disclosure to clarify that neither the Trust, Ventura Capital nor any of the Trust’s beneficiaries own any amount of Maxcom’s equity securities.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Summary Term Sheet - What happens if I hold ADS and I want to participate in the Mexican Offer, page 9

6. We note that holders of ADS will have to pay a fee of up to $5 for each 100 ADS converted. Please revise to clarify whether this is a fee charged by the depositary for converting ADS into Shares, or whether it is a fee paid in connection with the tender offer.

Response #6:  The Purchaser has revised the disclosure to clarify that the fee of up to $5 for each 100 ADSs is a fee charged by the depositary for converting ADSs into Shares.

Summary Term Sheet - How will I be notified if the U.S. Offer is extended, page 10.

7. Please revise to clarify that the public announcement of an extension shall be issued no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the offer. Refer to Rule 14e-1(d).

Response #7:  The Purchaser has revised the disclosure to clarify that the public announcement of an extension shall be issued no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the tender offer.

Summary Term Sheet - What are the conditions to the U.S. Offer, page 10.

8. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We note that the tender offer is conditioned on the conditions to the consummation of the concurrent Exchange Offer. Please revise to describe the Exchange Offer conditions since it is not apparent that security holders will understand what events or non-events would “trigger” the conditions, allowing you to abandon the offer.

Response #8:  The Purchaser has revised the disclosure as requested. Annex III, disclosing the Exchange Offer conditions, is attached to the U.S. Offer to Purchase.

Summary Term Sheet - Have any Maxcom shareholders agreed to tender their Securities in the Offers, page 12.

9. Please revise to state that Messrs. Gliksberg and Viola beneficially own the securities of Nexus-Maxcom Holdings.

Response #9:  The Purchaser has revised the disclosure to state that Messrs. Gliksberg and Viola beneficially own the securities of Nexus-Maxcom Holdings.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Summary Term Sheet - Acceptance for Payment, page 15.

10. We note that if tendered securities are not purchased, the securities will be returned “as promptly as possible” following expiration or termination of the offer. Please revise to state that the securities will be returned promptly after the expiration or termination of the offer. Refer to Rule 14e-1(c).

Response #10:  The Purchaser has revised the disclosure to state that the Securities will be returned promptly after the expiration or termination of the tender offer.

Summary Term Sheet - Information Regarding Purchaser, page 33.

11. Please revise to identify Banco Invex as the trustee for the trust and describe the material terms of the trust agreement. Please also describe the powers of the trustee and the rights of the beneficiaries, including the power to invest, vote and dispose of the tendered securities and whether the beneficiaries retain any rights to the tendered securities.

Response #11:  The Purchaser has revised the disclosure to clarify that, under the Trust  Agreement, the technical committee, consisting of Javier Molina and Enrique Castillo, has the power to instruct the Trustee to act in connection with, but not limited to: (i) acquisition, disposition, voting rights and any other beneficial ownership of the Securities, (ii) investment and allocation of proceeds, (iii) termination of the Trust in accordance with the applicable law and (iv) any other matter related to the Trust or to the terms and conditions of the Trust Agreement. The Trust will be the holder of the tendered Securities following the tender offer, but the members of the technical committee are the beneficial owners for purposes of Regulation 13D-G.  The beneficiaries of the Trust may assign, transfer or otherwise dispose of all or substantially all of their rights and obligations originated under the Trust Agreement, but may not terminate or dissolve the Trust. The rights and obligations of each of the beneficiaries are proportional to their contributions to the Trust.

Summary Term Sheet - Information Regarding Purchaser, page 33.

12. Please describe any relationships among the beneficiaries, Ventura, and Maxcom. For example, we note that Mr. Javier Molinar Horcasitas is also a principal of Ventura Capital.

Response #12:  The Purchaser has revised the disclosure as requested. As noted, Javier Molinar and Enrique Castillo, as the principals of Ventura Capital, initiated, structured and directly negotiated every substantial step of the tender offer, from the first informal conversations to the formation of the Trust and execution of the agreements. Once they had established Maxcom’s interest in pursuing the transactions contemplated by the Recapitalization Agreement, they began the process of organizing the Trust to act as purchaser. The Trust is the legal entity that will own the Shares following the tender offer and as such, it was the named bidder in the initial filing, consistent with the Mexican tender offer.  As a legal entity, only the Trustee has the legal authority to act on behalf of the Trust.  The Trust was formed to facilitate the purchase of the Shares by the principals of Ventura Capital, Javier Molinar and Enrique Castillo, who invited their business associates and those associates’ families to participate in the purchase. These investors have had a relationship and partnership in different companies for more than 20 years. Enrique Castillo and Javier Molinar have represented this group of investors in the past. In addition, Javier Molinar and Enrique Castillo are  providing a significant portion of the financing for the tender offer, as further discussed in the response to comment #4.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Summary Term Sheet - Background of the Offers…, page 34.

13. Please revise to describe how the trust was formed, including the material contacts among the beneficiaries, the trustee, Ventura and Maxcom.

Response #13:  The Purchaser has revised the disclosure as requested. As noted, Javier Molinar and Enrique Castillo, as the principals of Ventura Capital, initiated, structured and directly negotiated every substantial step of the tender offer, since the first informal conversations to the formation of the Trust and execution of agreements. Once they had established Maxcom’s interest in pursuing the transactions contemplated by the Recapitalization Agreement, they began the process of organizing the Trust to act as purchaser. Trust is the legal entity that will own the Shares following the tender offer and as such, it was the named bidder in the initial filing, consistent with the mexican tender offer.  As a legal entity, only the Trustee has the legal authority to act on behalf of the Trust. As currently disclosed in the Summary Term Sheet and in the Background Section, Trust is a trust organized and existing under the laws of the United Mexican States and Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero is acting as Trustee for the Trust. The Trust was formed under the Trust Agreement.  The Trust was formed to facilitate the purchase of the Shares by the principals of Ventura Capital, Javier Molinar and Enrique Castillo, who invited their business associates and those associates’ families to participate in the purchase. These investors have had a relationship and partnership in different companies for more than 20 years. Enrique Castillo and Javier Molinar have represented this group of investors in the past. In addition, Javier Molinar and Enrique Castillo are also providing a significant portion of the financing for the offer, as further discussed in the response to comment #4.

Summary Term Sheet - Background of the Offers…, page 34.

14. Please revise, here or in another appropriate section, to explain why Nexus Partners I, LLC is a signatory to some of the Agreements to Tender.

Response #14:  The Purchaser has revised the disclosure to state that Nexus Partners I, LLC is signatory to some of the Agreements to Tender because it is the current direct beneficial owner of some of the Securities to be tendered. In addition, Nexus Partners I, LLC may be deemed to be the indirect beneficial owner of an additional portion of the Securities to be tendered under the tender offer. Please also note that the information requested has been inserted in section “Have any Maxcom shareholders agreed to tender their Securities in the Offers?” of the disclosure material.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Summary Term Sheet. Background of the Offers…, page 34.

15. Please revise to describe the terms of the agreement or arrangement by the beneficiaries to fund the tender offer and to make a capital contribution to Maxcom of $45 million upon the closing of the Exchange Offer. We note that Section 5.9 of the Recapitalization Agreement provides for a capital contribution of $22 million.

Response #15:  The Purchaser has revised the disclosure to clarify that, notwithstanding the terms of the Recapitalization Agreement, on March 6, 2013 Ventura Capital committed in writing pursuant to a letter from Ventura Capital to Maxcom to make a capital contribution to Maxcom in the amount of US$45 million upon the closing of the Exchange Offer. As noted in response 4, the beneficiaries do not have a binding agreement or arrangement to fund the tender offer, however, the co-bidders have stated that they have the financial resources to fund the entire purchase price and the disclosure has been revised accordingly.

Also enclosed are the certifications signed by each of the bidders, as requested in the Comment Letter.

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Should you have any questions regarding the foregoing, please do not hesitate to contact:

Michael L. Fitzgerald at (212) 318-6988
michaelfitzgerald@paulhastings.com

or

Joy K. Gallup at (212) 318-6542
joygallup@paulhastings.com

Very truly yours,

/s/ Joy K. Gallup
Joy K. Gallup
for PAUL HASTINGS LLP

JKG

Cc:	Ventura Capital Privado S.A. de C.V.
Bosque de Tamarindos 400B 25th floor,
Bosques de las Lomas, México, D.F. 05120

Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero
Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, floor 7,
Colonia Lomas de Chapultepec, Mexico City, Mexico 11000

Confidential Treatment Requested by the Purchaser

***- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust 1387

Torre Esmeralda I. Blvd.

Manuel Ávila Camacho No. 40, floor 7,

Colonia Lomas de Chapultepec, Mexico City, Mexico 11000

March 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:                             Maxcom Telecomunicaciones, S.A.B. de C.V.

Schedule TO-T filed on February 20, 2013

Filed by Banco Invex S.A., Institución de Banca Múltiple,

Invex Grupo Financiero, as Trustee for Trust Number 1387

File No. 5-83794

Ladies and Gentlemen:

In connection with the above-referenced filing, Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, acting as trustee for the Trust 1387, hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its Schedule TO-T filed on February 20, 2013, as amended from time to time (the “Filing”);

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Joy K. Gallup of Paul Hastings LLP at (212) 318-6542.

Sincerely,

Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust 1387

By:	/s/ Pedro Izquierdo Rueda
Name:	Pedro Izquierdo Rueda
Title:	Trust Officer
Date:	March 11, 2013

By:	/s/ Edgar Figueroa
Name:	Edgar Figueroa
Title:	Trust Officer
Date:	March 11, 2013

Ventura Capital Privado S.A. de C.V.

Bosque de Tamarindos 400B 25th floor,

Bosques de las Lomas, México, D.F. 05120

March 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:                             Maxcom Telecomunicaciones, S.A.B. de C.V.

Schedule TO-T filed on February 20, 2013

Filed by Banco Invex S.A., Institución de Banca Múltiple,

Invex Grupo Financiero, as Trustee for Trust Number 1387

File No. 5-83794

Ladies and Gentlemen:

In connection with the above-referenced filing, Ventura Capital Privado S.A. de C.V., a sociedad anónima de capital variable, organized and existing under the laws of the United Mexican States, hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T filed on February 20, 2013, as amended from time to time (the “Filing”);

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Joy K. Gallup of Paul Hastings LLP at (212) 318-6542.

Sincerely,

Ventura Capital Privado S.A. de C.V.

By:	/s/ Javier Molinar Horcasitas
Name:	Javier Molinar Horcasitas
Title:	Chairman of the Board
Date:	March 11, 2013

Javier Molinar Horcasitas

Bosque de Tamarindos 400B 25th floor,

Bosques de las Lomas, México, D.F. 05120

March 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:                             Maxcom Telecomunicaciones, S.A.B. de C.V.

Schedule TO-T filed on February 20, 2013

Filed by Banco Invex S.A., Institución de Banca Múltiple,

Invex Grupo Financiero, as Trustee for Trust Number 1387

File No. 5-83794

Ladies and Gentlemen:

In connection with the above-referenced filing, I, Javier Molinar Horcasitas, hereby acknowledge that:

•                  I am responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T filed on February 20, 2013, as amended from time to time (the “Filing”);

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Joy K. Gallup of Paul Hastings LLP at (212) 318-6542.

Sincerely,

By:	/s/ Javier Molinar Horcasitas
Name:	Javier Molinar Horcasitas
Date:	March 11, 2013

Enrique Castillo Sánchez Mejorada

Bosque de Tamarindos 400B 25th floor,

Bosques de las Lomas, México, D.F. 05120

March 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:                             Maxcom Telecomunicaciones, S.A.B. de C.V.

Schedule TO-T filed on February 20, 2013

Filed by Banco Invex S.A., Institución de Banca Múltiple,

Invex Grupo Financiero, as Trustee for Trust Number 1387

File No. 5-83794

Ladies and Gentlemen:

In connection with the above-referenced filing, I, Enrique Castillo Sánchez Mejorada, hereby acknowledge that:

•                  I am responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T filed on February 20, 2013, as amended from time to time (the “Filing”);

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Joy K. Gallup of Paul Hastings LLP at (212) 318-6542.

Sincerely,

By:	/s/ Enrique Castillo Sánchez Mejorada
Name:	Enrique Castillo Sánchez Mejorada
Date:	March 11, 2013